ULTIMUS
                                Your Fund Matters



                                                              FILED VIA EDGAR
                                                              ---------------

August 14, 2009


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Gardner Lewis Investment Trust
          File No. 811-07324


      Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for Gardner Lewis Investment Trust ("Trust") under Exhibit 99-1.

      Also enclosed is a copy of the resolutions of the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

      Premiums for the Bond have been paid for the policy period ending July 27, 2010.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3418.


Very truly yours,


/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary






Ultimus Fund Solutions, LLC   255 Pictoria Drive, Suite 450  Phone: 513 587 3400
www.ultimusfundsolutions.com  Cincinnati, Ohio 45246         Fax: 513 587 3450
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